UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*+

Shake Shack Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

Jeffrey Flug

c/o Shake Shack Inc.

225 Varick Street
Suite 301

New York, NY 10014

(646) 747-7200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

+ Represents (i) Amendment No. 4 to the Schedule 13D filed by Jeffrey Flug, and (ii) Amendment No. 1 to the Schedule 13D filed by Flug 2015 GS Trust U/A/D 12/29/15

CUSIP No. 819047 101	Schedule 13D/A

1	Names of Reporting Persons.
Jeffrey Flug
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds
PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
4,415
	8	Shared Voting Power
100,000
	9	Sole Dispositive Power
4,415
	10	Shared Dispositive Power
100,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person
104,415
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
0.4%
14	Type of Reporting Person
IN

CUSIP No. 819047 101	Schedule 13D/A

1	Names of Reporting Persons.
Flug 2015 GS Trust U/A/D 12/29/15(1)
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
—
	8	Shared Voting Power
100,000
	9	Sole Dispositive Power
—
	10	Shared Dispositive Power
100,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person
100,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
0.3%
14	Type of Reporting Person
OO (Grantor Trust)

(1)  Gulf Five Fiduciary Management Corp. is the Trustee of Flug 2015 GS Trust U/A/D 12/29/15. Sheryl Flug, the wife of Jeffrey Flug, is the President of Gulf Five Fiduciary Management Corp.

CUSIP No. 819047 101	Schedule 13D/A

Preliminary Note

This filing, dated March 22, 2019 (this "Amendment"), amends and supplements the Schedule 13Ds initially filed on February 17, 2015 and June 21, 2017 for Jeffrey Flug and Flug 2015 GS Trust U/A/D 12/29/15, respectively (as amended and supplemented to date, the "Schedule 13Ds"), relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13Ds.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13Ds is amended and restated in its entirety as follows:

(a)-(b)

The aggregate percentage of shares of A-Common reported to be beneficially owned by the Reporting Persons is based upon a total of 29,633,153 shares of A-Common outstanding, which is the total number of shares of A-Common told by the Issuer to the Reporting Persons to be outstanding as of March 21, 2019.

At the close of business on March 21, 2019, the Reporting Persons may be deemed to beneficially own 104,415 shares of A-Common in the aggregate, constituting approximately 0.4% of the shares of A-Common outstanding, as set forth in further detail below:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Jeffrey Flug(1)	104,415	0.4%	4,415	100,000	4,415	100,000
FLUG 2015 GS TRUST U/A/D 12/29/15(2)	100,000	0.3%	—	100,000	—	100,000

(1) Mr. Flug disclaims beneficial ownership of the securities that are held by Flug 2015 GS Trust U/A/D 12/29/15.

(2) Gulf Five Fiduciary Management Corp. is the Trustee of Flug 2015 GS Trust U/A/D 12/29/15. Sheryl Flug, the wife of Jeffrey Flug, is the President of Gulf Five Fiduciary Management Corp.

(c) The following table sets forth all transactions with respect to shares of A-Common effected in the sixty days prior to each of March 6, 2018 and November 27, 2018 by each of the Reporting Persons.  Each day's sales comprised open market transactions made on that day, and the price per share reported for each sale is the weighted average sales price.

CUSIP No. 819047 101	Schedule 13D/A

Reporting Person	Date of Transaction	Number of Shares Disposed	Price per Share
FLUG 2015 GS TRUST U/A/D 12/29/15	2/27/2018	4,876	$39.2447(1)
FLUG 2015 GS TRUST U/A/D 12/29/15	2/28/2018	36,500	$39.1228 (2)
FLUG 2015 GS TRUST U/A/D 12/29/15	3/1/2018	22,720	$39.1231(3)
FLUG 2015 GS TRUST U/A/D 12/29/15	3/2/2018	40,000	$39.1163(4)
FLUG 2015 GS TRUST U/A/D 12/29/15	3/5/2018	25,600	$40.6197(5)
FLUG 2015 GS TRUST U/A/D 12/29/15	3/5/2018	14,400	$39.7949(6)
FLUG 2015 GS TRUST U/A/D 12/29/15	3/6/2018	40,000	$41.1945(7)
FLUG 2015 GS TRUST U/A/D 12/29/15	3/7/2018	15,904	$41.3102(8)
FLUG 2015 GS TRUST U/A/D 12/29/15	3/8/2018	25,000	$41.5457(9)
FLUG 2015 GS TRUST U/A/D 12/29/15	11/27/2018	11,000	$51.237(10)

(1) The transaction was executed in multiple trades as prices ranging from $39.2000 to $39.2700.

(2) The transaction was executed in multiple trades as prices ranging from $39.0500 to $39.4200.

(3) The transaction was executed in multiple trades as prices ranging from $39.0000 to $39.30000.

(4) The transaction was executed in multiple trades as prices ranging from $39.0000 to $39.4100.

(5) The transaction was executed in multiple trades as prices ranging from $40.4200 to $40.7900.

(6) The transaction was executed in multiple trades as prices ranging from $39.4200 to $40.3800

(7) The transaction was executed in multiple trades as prices ranging from $41.0000 to $41.4300.

(8) The transaction was executed in multiple trades as prices ranging from $41.2500 to $41.4400.

(9) The transaction was executed in multiple trades as prices ranging from $41.5000 to $41.6900.

(10) The transaction was executed in multiple trades as prices ranging from $51.2000 to $51.6000.

(d)	None.

(e)	Not applicable.

CUSIP No. 819047 101	Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2019	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Jeffrey Flug

Dated: March 22, 2019	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Flug 2015 GS Trust U/A/D 12/29/15